

OTCQX: DYNR   **WWW.DYNARESOURCE.COM**

DynaResource Reports Q3 2024 Results Demonstrating Operational Turnaround Progress at the San Jose de Gracia Mine

All figures in United States Dollars ("USD").

IRVING, TX / November 13, 2024 / DYNR-DynaResource, Inc. (OTCQX:DYNR) ("DynaResource", or the "Company") is pleased to report results for its third quarter 2024 ("Q3 2024"). Results for the quarter demonstrated improved operational efficiencies as the Company continues implanting an optimization program at its flagship San Jose de Gracia Mine and has well positioned the Company to achieve its production throughput target rate of 25,500 tons per month in the fourth quarter 2024.

Q3 2024 Highlights:

- Revenue of $11.2 million in Q3 2024, an 83% increase over Q3 2023

- Steady month over month growth in metal production leading into Q4 2024

- Milled throughput of 61,900 tons, a 27% improvement over Q3 2023

- Daily mill throughput average of over 750 tons per day in September 2024

- Significant progress towards reinstating profitability at the San Jose de Gracia Mine

- The Company is targeting 2024 production in the range of 26,000-27,000 gold ounces

"We are very pleased with the continued improvements achieved at San Jose de Gracia," stated Rohan Hazelton, President & CEO DynaResource. "*A key focus of the optimization program is to restore the mine to profitability through cutting costs and improving operational efficiencies. This quarter we saw headway towards that goal with significant improvements on the bottom line, improving the Company's Net Loss position of $2.9 million in Q2 2024 to $0.8 million in the current quarter, exiting the quarter on a positive note generating a Net Income position in September 2024.*"

He continued, *"While there was not a large focus on exploration this quarter, the Company will recommence exploration activities in Q4 2024 with near-mine extension drilling on the property and expanding to surrounding areas by year end. Exploration will focus on growing the known resources at the mine, prioritizing high-grade underground targets that can readily be brought into the mine plan as well as the continued regional program to better understand the potential of the significant land package at San Jose de Gracia."*

Summary of key operational and financial performance for the quarter and nine months is provided in the tables below:

Quarterly Results for the Three and Nine Months Ended September 30, 2024 and 2023

| Key Operating Information | Unit | Three Months Ended | | Nine Months Ended | |
		September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Ore mined	ton	60,992	42,334	174,292	126,307
Mining rate	tpd	663	460	636	461
Ore Milled	ton	61,900	48,700	190,006	153,367
Mill Throughput	tpd	673	558	693	575
Grade	g/t	3.78	5.09	4.05	5.84
Recovery Au	%	75.39%	81.18%	76.48%	75.90%
Gold Ounces Produced	oz	5,676	6,469	18,902	21,847
Gold Ounces Sold[1]	oz	5,026	6,017	15,106	20,277

(1) Gold concentrate sold during the period is not equal to gold concentrate recovered during the period due to timing of shipments to buyer, and due to buyer's payability discount for the purchase of gold concentrate, and due to any adjustment from dry weight and assay in provisional settlements with buyer.

Q3 2024 HIGHLIGHTS

Operational Performance at San Jose de Gracia

Throughout Q3 2024, the Company has remained focused on developing and implementing the optimization program at the San Jose de Gracia Mine aimed at increasing throughput and recoveries and improving maintenance and equipment usage with the goal of improved operational efficiencies and profit margins at the mine level.

Operational results for the quarter demonstrated significantly improved efficiencies as a direct result of the ongoing optimization program with a steady improvement as the quarter proceeded with metal production of 1,983 ounces of gold in July, 1,601 ounces of gold in August and 2,092 ounces of gold in September. August production was impacted by the installation of a new vibrating screen and ancillary construction which resulted in a mill shut down for 5 days. Total metal production in Q3 2024 was 5,676 ounces of gold, a 9% decrease from 6,231 ounces of gold the previous quarter and a 12% decrease from 6,469 ounces of gold in Q3 2023. The decrease in ounces produced was a result of the decrease in feed grade from 3.91 g/t in Q2 to 3.78 g/t in Q3 2024 compared to 5.09 g/t in Q3 2023.

Milled throughput for Q3 2024 was 61,900 tons, demonstrating a 7% decrease compared to 66,775 tons in Q2 2024 and a 27% improvement over 48,700 tons in Q3 2023.

Based on this steady increased rate of production management believes it will achieve its production target rate of 25,500 tons per month in the fourth quarter 2024.

Through significant capital investment made in Q2 and Q3 2024, the Company has made several upgrades to the plant, increased access to working faces and improved the utilization and productivity of current infrastructure.

A new vibrating screen was installed in the crushing circuit in August 2024 which has resulted in a more consistent and overall improved mill performance which is demonstrated by September's performance of an average of 770 tons per day produced. Subsequent to quarter end, October production was averaging 825 tons per day with further improvements expected. Improvements to the flotation circuit have led to improvements in grades with steady month over month increases in the metallurgical results achieved.

At the plant level, metallurgical test works with new reagents also resulted in an optimized flow sheet and demonstrated the ability to deliver up to a 79% recovery, under certain conditions. The Company is working to improve the consistency of plant recoveries.

The near completion of a new drift into a new working mining face that is expected to come into production in the La Mochomera deposit and the improved access to working faces through the completion of an access road to reach the San Pablo deposit have and should continue to contribute to improved throughput rates. This should also have a positive impact on grades as better access to high-grade zones is gained.

Detailed activities from the three main deposits include:

Tres Amigos
At the Tres Amigos vein north zone a new ore drive was completed in the upper levels enabling further access to this high-grade vein via a new mining face. Mining from this face was incorporated into Q3 2024 production and should continue throughout 2024 and into 2025 as mining this is one of the main sources of high-grade ore to the mill. This newly gained access should also enable diamond drilling deeper with a lateral extension toward this untested north and south extension with the goal of increasing mineable inventory.

San Pablo Viejo and San Pablo Sur
Throughout the quarter the Company continued active mining from multiple faces at the San Pablo deposit while continuing development work on the access to the San Pablo deposit. Mining from San Pablo Viejo and San Pablo Sur is planned to be a large source of gold production throughout 2025 and beyond as the recently completed south extension at the 500 level has opened up access to material demonstrating the possibility of bonanza grades that could be brought into the mine plan in the short to mid-term.

Mochomera
The Mochomera vein is also expected to be an important source of gold production during 2025 and 2026 and with particularly interesting high-grade opportunities at depth, which also remains open.

Outlook at San Jose de Gracia

With Q3 2024 demonstrating more normalized operations, the Company believes that San Jose de Gracia is well positioned for further operational improvements in Q4 2024 and into 2025. Based on this steady increased rate of production management believes it will achieve its production throughput target rate of 25,500 tons per month in the fourth quarter 2024.

While the Company made significant headway in Q3 2024, the continued effort to optimize operations will remain focused on improving ore to the mill, throughput rates, and recoveries. The Company anticipates that San Pablo Sur, San Pablo, Mochomera and the Tres Amigos ore bodies will continue to be the main contributors to production in the year ahead and into the near future. The third quarter results discussed demonstrate steady progress due to new investments and operational changes. As a result, the Company anticipates a significant improvement in Q4 2024.

As a result of the capital investments made to the mine and mill, exploration expenditure was minimal, limiting available high-grade resources ready for short term mining. In the near term, exploration will drill

targets that are expected to continue to grow the existing high-grade ore resources and increase mineable inventory.

The Company has continued to invest exploration spending in both near-mine extensions and geological studies and interpretation. The Company plans to complete an NI 43-101 (and SK1300) Mineral Resource Estimate Update in Q4 2024 at San Jose de Gracia to San Pablo Sur, San Pablo, Mochomera and Tres Amigos ore bodies which will include development proposals for additional exploration for ore veins in the short and mid-term.

The Company expects to start near-mine extension drilling on the property in November 2024 and expand to surrounding areas by year end. It is anticipated that exploration will focus on growing the known resources at SJG.

The Company intends to prioritize drilling high grade underground targets that can readily be brought into the mine plan as well as the continued regional program to better understand the potential of the significant land package at SJG. Additionally, planning for deeper and lateral drilling in between the San Pablo and Tres Amigos veins has highlighted the potential for extending the high-grade underground resource at SJG, especially in zones that were previously thought to be discontinuous such as near faulting, and has identified the opportunity to develop San Pablo, San Pablo Sur, Mochomera and Tres Amigos exploration potential. At the Mochomera deposit, the Company plans to explore high grade potential toward south to Palos Chinos and Purisima historical mines which operated over 100 years ago as high-grade mines.

A new tailings dam was completed during the quarter with a total estimated storage capacity of 670,751 cubic meters distributed in two stages to hold additional future tailings for approximately 4.5 years. Planning and estimating the third stage of the tailings expansion project is still in process.

Financial Performance

Revenue for the nine months ended September 30, 2024 and 2023 was $31,715,963 and $28,980,618. Revenue for the three months ended September 30, 2024 and 2023 was $11,203,505 and $6,115,370. The increase was a result of an increase in tonnage mined and processed, and higher gold prices.

Costs associated with test mining activities (mine production costs) for the nine months ended September 30, 2024 and 2023 were $11,231,687 and $8,022,328. Mine production costs for the three months ended September 30, 2024 and 2023 were $3,714,777 and $2,553,369. The Company allocates total test mining costs between production and waste based on tonnage mined. These costs were directly related to the extraction of mine tonnage to be processed at the pilot mill facility. During the nine months ended September 30, 2024, the Company test mined 174,544 tons of material compared to 146,218 tons in the nine months ended September 30, 2023.

Mine exploration costs for the nine months ended September 30, 2024 and 2023 were $8,120,521 and $7,318,836. Mine exploration costs for the three months ended September 30, 2024 and 2023 were $2,870,904 and $2,854,863. Mine exploration costs are the costs of extracting waste material in order to reach the tonnage of material to be extracted for processing at the pilot mill facility. For the nine months ended September 30, 2024 the Company mined 137,538 tons of waste compared to 132,713 in the nine months ended September 30, 2023.

Production costs related to sales for the nine months ended September 30, 2024 and 2023 were $3,943,588 and $5,004,260. Production costs related to sales for the three months ended September 30, 2024 and 2023 were $1,233,183 and $1,800,787. These are expenses directly related to the test milling, packaging and

shipping of gold-silver concentrates. The decrease is a result of an increase in the efficiency of processing the ore at the test milling facility.

Camp Warehouse and Facility costs represent the costs of supporting the test mining facilities including housing, food, security and warehouse operations. Camp, warehouse and support facility costs for the nine months ended September 30, 2024 and 2023 were $4,129,115 and $3,888,241. Camp, warehouse and support facility costs for the three months ended September 30, 2024 and 2023 were $1,347,744 and $1,379,782. The increase in costs recorded for the nine months ended September 30, 2024 was a result of the increase in test mining activity as a result of the facilities expansion.

Transportation costs for the nine months ended September 30, 2024 and 2023 were $3,642,774 and $3,266,165. Transportation costs for the three months ended September 30, 2024 and 2023 were $1,068,043 and $1,162,314. These costs relate to the transporting of the primarily gold concentrates to the customer for treatment and sales. The increase in costs for the nine months ended September 30, 2024 compared to 2023 is primarily due to an increase in tonnage of ore hauled from mine to plant and concentrate shipped and an overall increase in fuel and transportation costs.

Property holding costs for the nine months ended September 30, 2024 and 2023 were $134,963 and $130,015. Property holding costs for the three months ended September 30, 2024 and 2023 were $47,581 and $48,824. These costs were primarily taxes on mining concessions, leases on land and other direct costs of maintaining the SJG property. These costs are relatively consistent from year to year regardless of the level of mining activity.

Facilities expansion costs for the nine months ended September 30, 2024 and 2023 were $2,447,826 and $1,226,135. Facilities expansion costs for the three months ended September 30, 2024 and 2023 were $354,346 and $401,464. The major expenses reported for the nine months ended September 30, 2023 was the second phase of expansion of the milling facility. The major expenses reported in the nine months ended September 30, 2024 relate to some additions to the mill facility and mining infrastructure for the access to an additional test mining area at SJG.

The Company continues exploration drilling program for the purpose of updating the Company's CND NI 43-101 Mineral Resource Estimate. Exploration expenditures for the nine months ended September 30, 2024 and 2023 were $1,542,316 and $1,694,536. Exploration expenditures for the three months ended September 30, 2024 and 2023 were $242,482 and $569,261.

General and administrative expenses for the nine months ended September 30, 2024 and 2023 were $3,262,382 and $6,660,862. General and administrative expenses for the three months ended September 30, 2024 and 2023 were $935,117 and $1,429,379. These general and administrative expenses were the costs of operating the Company not directly associated with the test mining and pilot mill operations including management, accounting, and legal expenses. The decrease in costs in 2024 was primarily a decrease in legal fees.

Accretion expense for the nine months ended September 30, 2024 and 2023 and 2023 was $13,695 and $nil. Accretion expense for the three months ended September 30, 2024 and 2023 was $4,565 and $nil. The Company began accreting its asset retirement obligation on January 1, 2024, related to estimated costs to decommission the pilot milling plant and tailings pond at the estimated life of the mines in operation at the establishment of the ARO in 2023 as a result of the expansion of the pilot milling operation.

Other income (expense) for the nine months ended September 30, 2024 and 2023 was $(608,300) and $(532,776), respectively. Other income (expense) for the three months ended September 30, 2024 and 2023 was $(247,009) and $(906,412), respectively. Included in other income in 2024 was interest expense of

$(1,305,270), change in derivative of $923,017, currency exchange loss of $(244,356) and miscellaneous income of $18,309. The decrease in the derivative liability was primarily due to the decrease in the Company's common stock value. The increase in interest expense was due to the conversion of the Company's ACL to an installment note in December of 2023. Included in other income in 2023 was interest expense of $(345,254), change in derivative of $(142,802), currency exchange loss of $(46,588) and miscellaneous income of $1,848.

Other comprehensive income includes the Company's net income (loss) plus the unrealized currency exchange gain for the period. The Company's other comprehensive income for the nine months ended September 30, 2024 and 2023 consisted of unrealized currency gains (loss) of $(1,243,875) and $141,167, respectively. The Company's other comprehensive income for the three months ended September 30, 2024 and 2023 consisted of unrealized currency gains (loss) of $(746,323) and $(210,050), respectively. The change is due to the variances in the currency exchange rates between the US Dollar and Mexican Peso throughout the two periods.

On behalf of the Board of Directors of DynaResource, Inc.
Rohan Hazelton
President & CEO

About DynaResource
DynaResource is a junior gold mining producer trading on the OTCQX under the symbol "DYNR". DynaResource is actively mining and expanding the historic San Jose de Gracia gold mining district in Sinaloa, Mexico.

For Information on DynaResource, Inc. please visit www.dynaresource.com, or contact:

Investor Relations:
Katherine Pryde, Investor Relations Manager
+1 972-869-9400
info@dynaresource.com

IMPORTANT CAUTIONARY NOTE REGARDING CANADIAN DISCLOSURE STANDARDS

The Company is an "OTC Reporting Issuer" as that term is defined in Multilateral Instrument 51-509, Issuers Quoted in the U.S. Over-the-Counter Markets, promulgated by various Canadian Provincial Securities Commissions. Accordingly, certain disclosure in this news release or other disclosure provided by the Company has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to registration statements and reports filed by United States companies pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. As such, information contained in this news release or other disclosure provided by the Company concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC and not subject to Canadian securities legislation. This news release or other disclosure provided by the Company may use the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While these terms are recognized and required by Canadian regulations (under National Instrument 43-101, Standards of Disclosure for Mineral Projects), the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in

these categories will ever be converted to reserves. In addition, "inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, although they may form, in certain circumstances, the basis of a "preliminary economic assessment" as that term is defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Certain information contained in this news release, including any information relating to future financial or operating performance may be deemed "forward-looking". All statements in this news release, other than statements of historical fact, that address events or developments that DynaResource expects to occur, are "forward-looking information". These statements relate to future events or future performance and reflect the Company's expectations regarding the future growth, results of operations, business prospects and opportunities of DynaResource. These forward-looking statements reflect the Company's current internal projections, expectations or beliefs and are based on information currently available to DynaResource. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "projects", "potential", "scheduled", "forecast", "budget" or the negative of those terms or other comparable terminology. Certain assumptions have been made regarding the Company's plans at the San Jose de Gràcia property. Many of these assumptions are based on factors and events that are not within the control of DynaResource and there is no assurance they will prove to be correct. Such factors include, without limitation: capital requirements, fluctuations in the international currency markets and in the rates of exchange of the currencies of the United States and México; price volatility in the spot and forward markets for commodities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local governments in any country which DynaResource currently or may in the future carry on business; taxation; controls; regulations and political or economic developments in the countries in which DynaResource does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labor disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as those risks referenced in the Annual Report for DynaResource available at www.sec.gov. Forward-looking information is not a guarantee of future performance and actual results, and future events could differ materially from those discussed in the forward-looking information. All of the forward-looking information contained in this news release is qualified by these cautionary statements. Although DynaResource believes that the forward-looking information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. DynaResource expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise.